FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7,2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

Sadia S.A. announces to its shareholders and to the market, in accordance with Article 157 of the Law No. 6,404/76, that it has signed with the controlling partners of Avícola Industrial Buriti Alegre Ltda. Goiaves, a purchase and sale commitment for the totality of its quotas representative of its capital for the value of R$ 60 million, which can be subject to adjustments after the completion of the due diligence.

Goiaves, established in the municipality of Buriti Alegre, state of Goiás with the capacity of 100 thousand heads of poultry per day shall generate revenues of R$ 100 million by the end of 2008. The plan for the Company is to increase its production to 200 thousand heads per day by 2009 with investments of R$ 70 million which shall generate revenues of R$ 270 million at full capacity.

Sadia will maintain its shareholders informed in relation to the conclusion of this deal.

São Paulo, January 7,2008
Sadia S.A.

Welson Teixeira Júnior
Investor Relations Director